MED SPA VACATIONS INC.
745 Silver St.
La Jolla, CA  92037
VIA EDGAR
August 31, 2016
J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549
Re:          Med Spa Vacations Inc.
Registration Statement on Form S-1
Filed April 26, 2016
File No. 333-210922
Dear Mr. McWilliams:
This letter is in response to your comment letter dated May 23, 2016, with regard to the Form S-1 filing of Med Spa Vacations Inc., a Nevada corporation ("Med Spa" or the "Company") filed on April 26, 2016.  Responses to each comment have been keyed to your comment letter.
General
1.	Please disclose that you are a shell company as defined in Securities Act Rule 405. Please also revise the prospectus as necessary to disclose the implications of shell company status, including the availability of Rule 144 for resales. We note in this regard that your assets consist solely of cash and it appears, based on the disclosure throughout your prospectus, that you have no or nominal operations. To the extent you believe you are not a shell company, please provide an analysis in this regard.
Response:
The amendment has been updated to disclose that the Company is a shell company and the necessary disclosure regarding the implications has been included.
Prospectus Cover Page
2.	Please refer to the first paragraph. We note your disclosure that funds from this offering will be immediately available to you. Please prominently state that you have not made any arrangements to place funds in escrow, trust or similar account. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response:
The amendment has been updated with the requested disclosure.

Prospectus Summary, page 5
3.	We note your disclosure in the third paragraph that you will require funds from this offering in order to purchase multiple vehicles to grow your current operations. Please clarify how the purchase of multiple vehicles supports your business plan to market health and wellness vacations or, alternatively, revise accordingly.
Response:
We have removed this disclosure.
Risk Factors, page 7
We are dependent on outside financing for continuation of our operations, page 8
4.	We note your disclosure that you must raise minimum capital of $50,000 to commence operations for the next 12 months and for expenses related to maintaining your reporting obligations. Please reconcile this disclosure with your disclosure in the Prospectus Summary section on page 5 where you disclose that you need $75,000 to develop your business for the next 12 months and a minimum of $20,000 to satisfy your reporting obligations for the next 12 months. Please also revise the third risk factor on page 9 and the prospectus throughout accordingly.
Response:
The disclosure has been updated.
Plan of Operations, page 25
5.	Please refer to the tenth paragraph. We note your disclosure that “the cost of constructing [your] website and staging [your] marking efforts will be $30,0000.” We note your Use of Proceeds section on page 17 allocates $30,000 to these items. Please reconcile.
Response:
We have revised the typo on page 25 to show as $30,000.
Cash Requirements, page 30
6.	Please explain the reference to “used car sales business” or revise accordingly.
Response:
The paragraph has been revised to remove the reference to used car sales.

7.	Please refer to the third paragraph. We note your disclosure that you will require approximately $16,000, or approximately $1,300 per month, to continue operations. We also note your disclosure throughout the prospectus that you will need a minimum of $20,000 to satisfy your reporting obligations for the next 12 months and minimum capital of $50,000 to commence operations. Please reconcile.

Response:
We have reconciled the disclosure.
Exhibit 99.1
8.	Refer to Section 2.1. The representation in section 2.1(C) is not appropriate for a public offering without restrictions as to the class of prospective investors. The representations in section 2.1(E)-(F) that prospective investors have received or read the prospectus are not appropriate. Please revise accordingly and refile the form of subscription agreement.
Response:
As requested, the form of subscription agreement has been revised and has been refiled.
Age of Financial Statements
9.	Please refer to the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X. In this regard, in the next amendment, please include interim financial statements and related financial information such as, but not limited to, MD&A, for the three months ended March 31, 2016.
Response:
The amendment has been updated to include financial information for the six months ended June 30, 2016.
The Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any further comments or questions.  The Company will file the redlined version and this letter as EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically (info@medspavacations.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.
Sincerely,

/s/ Blaine Redfern
Blaine Redfern, President